SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of July 7, 2003

KLM ROYAL DUTCH AIRLINES
 (translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURES
TRAFFIC AND CAPACITY STATISTICS — JUNE 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: July 7, 2003	By	/s/ L.M. van Wijk

	Name: Title:	L.M. van Wijk President & CEO

	By	/s/ H.E. Kuipéri

	Name: Title:	H.E. Kuipéri Senior Vice President & General Secretary

03/054

TRAFFIC AND CAPACITY STATISTICS — JUNE 2003

#	Passenger load factor at 79.7 percent

#	Passenger load factor on Asia/Pacific recovering to 77.9 percent

#	Passenger load factor on North Atlantic increased to 89.2 percent

#	Cargo traffic at same level as last year

Passenger Traffic

Due to market circumstances, KLM reduced passenger capacity by 9 percent compared to last year. As passenger traffic was 9 percent lower year-on-year, load factor was more or less stable at 79.7 percent.

On the Asia/Pacific route area, the effects of the SARS epidemic were still apparent. Traffic decreased by 28 percent with capacity 23 percent lower than last year. Load factor was 5.8 percentage points lower year-on-year at 77.9 percent. Towards the end of the month, daily load factors exceeded last year’s levels, albeit on an average of 20 percent lower capacity.

On the North Atlantic, load factor increased by 0.7 percentage points to 89.2 percent. Traffic was 8 percent lower year-on-year, while capacity decreased by 9 percent.

Traffic on the Middle East routes has recovered from the Iraq-war. As KLM has been prudent in adding back capacity on the MESA route area, load factor increased by 3.9 percentage points to 77.7 percent.

In Europe, load factor increased by 1.9 percentage points to 79.6 percent. Traffic was virtually at the same level as last year, while capacity decreased by 2 percent.

Cargo Traffic

Cargo traffic was at the same level as last year on a 2 percent capacity increase. Cargo load factor decreased by 1.3 percentage point to 72.3 percent. Load factor on the Asia Pacific routes decreased by 0.9 percentage point to 84.5 percent. Traffic increased by 1 percent on a 3 percent capacity increase. Traffic on the North Atlantic routes increased by 5 percent while capacity increased by 7 percent. As a consequence, load factor decreased by 1.8 percentage point year-on-year to 72.6 percent.

Amstelveen, July 3, 2003

	Month of June				Year to date

	2003	2002	change (%)		2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	913	910	0	%	2,593	2,676	(3)%
North Atlantic	1,191	1,298	(8)%		3,543	3,576	(1)%
Central and South Atlantic	694	637	9	%	2,011	1,901	6	%
Asia / Pacific	821	1,142	(28)%		2,321	3,273	(29)%
Middle East / South Asia	388	412	(6)%		1,011	1,212	(17)%
Africa	536	603	(11)%		1,598	1,688	(5)%
Total	4,544	5,002	(9)%		13,077	14,326	(9)%
Available seat km (ASK) (in millions)
Europe	1,147	1,172	(2)%		3,433	3,517	(2)%
North Atlantic	1,336	1,468	(9)%		4,095	4,133	(1)%
Central and South Atlantic	935	920	2	%	2,704	2,678	1	%
Asia / Pacific	1,053	1,364	(23)%		3,544	3,895	(9)%
Middle East / South Asia	500	558	(10)%		1,344	1,663	(19)%
Africa	731	751	(3)%		2,142	2,154	(1)%
Total	5,702	6,232	(9)%		17,262	18,041	(4)%
Passenger load factor (%)
Europe	79.6	77.7	1.9	pts	75.5	76.1	(0.6)	pts
North Atlantic	89.2	88.5	0.7	pts	86.5	86.5	0.0	pts
Central and South Atlantic	74.3	69.2	5.1	pts	74.3	71.0	3.3	pts
Asia / Pacific	77.9	83.7	(5.8)	pts	65.5	84.0	(18.5)	pts
Middle East / South Asia	77.7	73.8	3.9	pts	75.2	72.9	2.3	pts
Africa	73.3	80.2	(6.9)	pts	74.6	78.4	(3.8)	pts
Total	79.7	80.3	(0.6)	pts	75.8	79.4	(3.6)	pts
Revenue freight ton-km (RFTK) (in millions)
Europe	3	5	(34)%		11	15	(28)%
North Atlantic	84	81	5	%	255	239	7	%
Central and South Atlantic	36	36	(1)%		107	110	(3)%
Asia / Pacific	179	176	1	%	547	510	7	%
Middle East / South Asia	22	25	(9)%		62	70	(11)%
Africa	27	29	(7)%		76	81	(6)%
Total	351	351	0	%	1,058	1,026	3	%
Available freight ton-km (AFTK) (in millions)
Europe	23	25	(8)%		73	75	(3)%
North Atlantic	116	108	7	%	352	333	6	%
Central and South Atlantic	59	61	(3)%		177	182	(3)%
Asia / Pacific	212	207	3	%	664	620	7	%
Middle East / South Asia	36	34	5	%	97	101	(5)%
Africa	40	42	(4)%		114	118	(3)%
Total	486	477	2	%	1,476	1,430	3	%
Cargo load factor (%)
Europe	14.8	20.6	(5.8)	pts	14.8	19.8	(5.0)	pts
North Atlantic	72.6	74.4	(1.8)	pts	72.5	71.7	0.8	pts
Central and South Atlantic	60.1	58.7	1.4	pts	60.6	60.4	0.2	pts
Asia / Pacific	84.5	85.4	(0.9)	pts	82.4	82.4	0.0	pts
Middle East / South Asia	62.2	72.1	(9.9)	pts	64.1	69.0	(4.9)	pts
Africa	66.6	68.5	(1.9)	pts	66.8	68.7	(1.9)	pts
Total	72.3	73.6	(1.3)	pts	71.7	71.7	0.0	pts